UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  March 8, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: March 8, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: March 8, 2011
11-10-TR

Teck Announces Sale of Carrapateena Project

Vancouver, BC – Teck Resources Limited (“Teck”, TCK.A and TCK.B, NYSE: TCK) announced today that it has entered into an agreement to sell its interest in the Carrapateena Project in South Australia to an affiliate of OZ Minerals Ltd.  Teck expects to receive cash proceeds on closing of approximately US$134 million and will have the right to receive up to approximately US$25 million on the occurrence of certain specified events relating to production from the Carrapateena property.  Closing of the transaction is subject to customary conditions, and is expected to occur in the second quarter.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  These forward-looking statements and information include statements concerning the proposed sale of an interest in the Carrapateena Project, and the timing of closing, and Teck’s expected proceeds.  Events or circumstances could cause actual results to differ materially.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, risks relating to the completion of the proposed transaction, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy.  Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Investor Contact: Greg Waller VP, Investor Relations and Strategic Analysis Tel. 604.699.4014 email: greg.waller@teck.com	Media Contact: Marcia Smith VP, Corporate Affairs Tel. 604.699.4616 email: marcia.smith@teck.com